Exhibit 99.10

PRESS RELEASE

Brazil: Final Investment Decision for
Atapu-2 and Sépia-2 Oil Developments

Paris, May 27, 2024 – TotalEnergies, together with the operator Petrobras and their partners in the Atapu and Sépia consortiums, have taken the Final Investment Decision (FID) for the second development phase of Atapu and Sépia fields, located in the prolific pre-salt Santos Basin, offshore Brazil.

The Atapu field has been producing since 2020 through the P-70 Floating Production Storage and Offloading (FPSO) unit, with a production capacity of 150,000 barrels of oil per day (bopd). The second development phase, Atapu-2, will comprise a new-built FPSO of 225,000 bopd capacity. TotalEnergies owns an interest of 15% in the Atapu field, in partnership with Petrobras (65.7%, operator), Shell (16.7%), Petrogal (1.7%) and PPSA (0.9%).

The Sépia field has been producing since 2021 through the Carioca FPSO unit, with a production capacity of 180,000 bopd. The second development phase, Sépia-2, will also comprise a new-built FPSO of 225,000 bopd capacity. TotalEnergies owns an interest of 16.9% in the Sépia field, in partnership with Petrobras (55.3%, operator), Petronas (12.7%), QatarEnergy (12.7%) and Petrogal (2.4%).

The two FPSOs are expected to start producing as from 2029. They have been designed to minimize greenhouse gas emissions through an all-electric configuration and technologies such as waste heat recovery, closed flare, cargo oil tank gas recovery and variable speed drive for compressors and pumps.

“The decision to launch Sépia-2 and Atapu-2 is a new milestone in our strong growth story in Brazil, a core area for the Company thanks to its world-class low-emission and low-cost oil resources” declared Nicolas Terraz, President Exploration & Production of TotalEnergies. “Following the startup of Mero-2 in late 2023 and the upcoming startups of Mero-3 in 2024 and Mero-4 in 2025, Brazil will soon account for more than 200,000 barrels of oil equivalent per day (boepd) in equity production for the Company. At their plateau Sépia-2 and Atapu-2, the tenth and eleventh FPSO for TotalEnergies in Brazil, will contribute to maintain TotalEnergies production in this key country above 200,000 boepd.”

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About TotalEnergies in Brazil

TotalEnergies has been operating in Brazil for almost 50 years, through six subsidiaries, and today employs more than 3,500 people in its business segments, in Exploration & Production, gas, renewable electricity (solar and wind), lubricants, chemicals and distribution.

TotalEnergies' Exploration & Production portfolio currently includes 11 licenses, of which 4 are operated. In 2023, the Company's average production in the country was 135,000 barrels of oil equivalent per day. TotalEnergies is investing in the growth of the renewable energy segment in Brazil. In October 2022, the company entered into a partnership with Casa dos Ventos, Brazil's leading renewable energy player, to jointly develop a 12 GW renewable energy portfolio.

TotalEnergies is also active in the Brazilian fuel distribution market with a network of about 240 filling stations as well as several storage facilities for petroleum products and ethanol.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

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